EXHIBIT 99.3

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-09

Mercator Minerals Reports First Quarter 2012 Production Results
Mill throughput averaged a record 48,666 tons per day

Vancouver, British Columbia – April 10, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to announce the production results for the three months ended March 31, 2012 from its wholly-owned Mineral Park Mine in Arizona. Production for the quarter totalled 20.1 million pounds of copper equivalent*, which consisted of 9.9 million pounds of copper in concentrates and cathode copper, 2.3 million pounds of molybdenum and 211,431 ounces of silver.

First Quarter 2012 Operating Details

Production (1)	Q1 2012
Copper in concentrate (lbs)	9,003,518
Cathode Copper (lbs)	865,680
Total Copper (lbs)	9,869,197
Molybdenum in concentrate (lbs)	2,267,621
Silver (oz)	211,431
Mine
Total tons mined	7,670,509
Ore tons mined	4,219,888
Leach tons mined	817,416
Low grade tons mined	683,286
Waste tons mined	1,949,919
Mill
Tons processed	4,428,622
Tons processed per day	48,666
Copper grade (%)	0.14
Molybdenum grade (%)	0.036
Silver grade (oz/t)	0.14
Recoveries
Copper (%)	72.6
Molybdenum (%)	70.9
Silver (%)	33.3
Concentrates (1)
Copper concentrates (dry ton)	25,295
Copper (%)	17.8
Silver (oz/t)	8.36
Molybdenum concentrates (dry lbs)	4,671,071
Molybdenum (%)	48.5

(1)	Adjustments based on final settlements will be made in future periods.
* All references to copper equivalent production is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metals prices.

As previously disclosed, the Company encountered harder ore in certain sections of the Turquoise pit during the fourth quarter 2011 at the Mineral Park Mine which impacted throughput rates. During the first quarter of 2012, the Company initiated a successful program to optimize the operating parameters in the SAG mills resulting in the processing of a blend of harder ore from the Turquoise pit through the mill. Through the period January 1 to February 15, 2012, average daily throughput at the Mineral Park Mine was just over 44,700 ton per day (tpd). Subsequent to implementing the changes, from February 16 to March 31, the daily throughput improved to an average of 52,650 tpd, thus improving the average daily throughput for the first quarter 2012 to a record average daily throughput of 48,666 tpd.

Recoveries in the first quarter 2012 were 72.6% and 70.9%, respectively for copper and molybdenum. Ore blending requirements necessitated mining from stockpiled ore material that had higher than normal oxide levels.  This resulted in lower recoveries, however, the sulfide mill recoveries were 82.5% for copper and 74.7% for molybdenum for the first quarter of 2012. Mining of the stockpiled ore material has since been completed.

“Despite the harder ore impacting the mine’s throughput rates,“ commented Bruce McLeod, President & CEO, “we are very pleased with the mine’s operations for the quarter. We have turned the corner on the hard ore issue and are now operating at rates better than expected, which will allow us to meet our 2012 guidance.”

Quality Assurance/Quality Control
Gary Simmerman, BSc Mining Eng, FAusIMM, Mercator's VP Mineral Park, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mineral Park technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce Mcleod, P.Eng
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release has been prepared under the supervision of, and its disclosure has been reviewed by Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park, who is a Qualified Person as defined under NI 43-101.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; (3) the milling operations at Mineral Park will continue to be viable, operationally and economically, (4) the financing, construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. The Company’s ability to progress the El Pilar and El Creston projects towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start up related costs.  There can be no assurance that the Company will be successful in arranging such funding.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.